Exhibit 99.1

Phoenix Asia Holdings Limited Announces Entering into Stock Acquisition Agreement and Convertible Promissory Note

Hong Kong, May 4, 2026 – Phoenix Asia Holdings Limited (the “Company” or “Phoenix Asia”) (NASDAQ: PHOE), a Hong Kong-based company mainly engaged in substructure works, announces a significant update in its business development.

Phoenix Asia is pleased to announce entering into a stock acquisition agreement (the “Stock Acquisition Agreement”) with ACEA Pharma, Inc., an exempted company incorporated with limited liability in the Cayman Islands (“Target Company”) and ACEA Therapeutics, Inc., an exempted company incorporated with limited liability in the Cayman Islands (the “Transferor”) for the acquisition of 100% of the issued and outstanding shares of common stock of Target Company (the “Company Shares”). The Target Company is a clinical stage pharmaceutical company with a diverse product portfolio to address unmet medical needs in cancer, autoimmune disease, and Covid-19.

The Company is also pleased to announce entering into a convertible promissory note with a principal sum of $20,000,000.00 (the “Note”) with Phoenix Prosperity Investment Limited, the controlling stockholder of the Company (the “Holder”).

About the Stock Acquisition Agreement

On May 4, 2026, the Company entered into the Stock Acquisition Agreement with (i) the Target Company; and (ii) the Transferor. The Transferor holds 100% of the issued and outstanding equity interests of Target Company. Pursuant to the Stock Acquisition Agreement, at the Closing (as defined in the Stock Acquisition Agreement), the Company shall acquire all the issued and outstanding equity interests of the Target Company from the Transferor in exchange for the issuance by the Company to the Transferor of 100,000,000 newly-issued ordinary shares of the Company, the value of which was as agreed by the parties to be $1,000,000,000.00.

The closing of the Stock Acquisition Agreement is expected to take place in the second quarter of 2026, subject to the satisfaction of the customary closing conditions and the receipt of all necessary regulatory approvals, including without limitation, that (i) all applicable waiting periods (and any extensions thereof) under the Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all other applicable antitrust or merger control laws shall have expired or otherwise been terminated and (ii) the receipt of any approval, clearance, confirmation, or other determination from Nasdaq to the extent required in connection with the transactions contemplated by the Stock Acquisition Agreement (including with respect to any reverse merger, reverse takeover, change of control or similar review).

About the Convertible Promissory Note

On May 4, 2026, the Company issued the Note in favor of the Holder with a principal sum of $20,000,000.00. The Note has been issued as consideration for bona fide advisory and transaction support services provided by the Holder to the Company. The Note matures on the third anniversary of the date of issuance (subject to provisions regarding acceleration and voluntary conversion), does not accrue interest, and is convertible into ordinary shares of the Company at a conversion price of $10.00 per share. The issuance of the Note and the shares issuable upon its conversion is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the exemption to registration provided under Regulation S promulgated under the Securities Act.

About Phoenix Asia Holdings Limited

Phoenix Asia Holdings Limited is a Hong Kong-based company mainly engaged in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong. The Company strives to deliver unparalleled customer satisfaction, the highest standards of work and safety, and exceptional craftsmanship and environmental performance. The Company conducts its business through its wholly-owned Hong Kong operating subsidiaries, Winfield Engineering (Hong Kong) Limited. Subsequent to this acquisition, the Company intends to transform into a pharmaceutical-industry holding company.

For more information, please visit the Company’s website: https://ir.winfield.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements regarding the satisfaction of closing conditions, the receipt of regulatory approvals (including approvals by Nasdaq), the timing and completion of the transaction and the conversion of the Note. These statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, including risks discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

For more information, please contact:

Phoenix Asia Holdings Limited

Investor Relations Department

Email: ir@winfield.hk